ORBITAL CORPORATION LIMITED A.B.N. 32 009 344 058	4 Whipple St, Balcatta, 6021, Western Australia PO Box 901, Balcatta, 6914, Western Australia Ph +61 8 9441 2311 Fax: +61 8 9441 2111 Website: www.orbitalcorp.com.au

1 June 2010

Ms Jill Hewitt

ASX Limited

Exchange Plaza

2 The Esplanade

Perth  WA  6000

Dear Jill

Request for Trading Halt

Orbital Corporation Limited (OEC) requests a trading halt be applied to the company’s shares.

In accordance with ASX Listing Rule 17.1, I advise as follows:

•

The Company proposes to shortly make an announcement to the market regarding a proposed acquisition and equity raising.

•

The Company requests the trading halt remain in place until the earlier of the commencement of normal trading on Friday 4 June 2010 and when the announcement in relation to the proposed acquisition and equity raising is released to the market.

•

The Company is not aware of any reason why the trading halt should not be granted nor any other information necessary to inform the market about the requested trading halt.

Yours faithfully

Ian Veitch

Company Secretary